Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our articles of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, and to the provisions of the General Corporation Law of the State of Delaware, as amended.

We are authorized to issue 500,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock, par value $0.001 per share.  As of April 12, 2026, there were 415,241,090 shares of our Class A common stock issued and outstanding and 24,153,459 shares of Class B common stock issued or outstanding. The outstanding shares of our common stock are validly issued, fully paid and nonassessable. All references herein solely to “common stock” refer to the Class A common stock, except where otherwise indicated.

We are authorized to issue up to 25,000,000 shares of preferred stock, par value $0.001 per share.  Of these shares of preferred stock, 1,000,000 shares are designated as Series A convertible preferred stock, 60,000 shares are designated as Series B convertible preferred stock, 75,000 shares are designated as Series C convertible preferred stock, 2,000,000 shares are designated as 13.00% Series D cumulative redeemable perpetual preferred stock, 2,500,000 shares are designated as 10.00% Series E cumulative redeemable perpetual preferred stock, 1,000,000 shares are designated as Series F exchangeable preferred stock, 25,000 shares are designated as Series G convertible preferred stock and 100,000 shares are designated as Series H convertible preferred stock. As of April 12, 2026, there were 7,040 shares of Series A convertible preferred stock outstanding, 3,000 shares of Series B convertible preferred stock outstanding, 50,000 shares of Series C convertible preferred stock outstanding, 588,522 shares of 13.00% Series D cumulative redeemable perpetual preferred stock outstanding, 649,998 shares of 10.00% Series E cumulative redeemable perpetual preferred stock outstanding, 998,577 shares of Series F exchangeable preferred stock outstanding, 960 shares of Series G convertible preferred stock outstanding and 4,000 shares of Series H convertible preferred stock outstanding.

Common Stock

Holders of our shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of our shares Class B common stock are entitled to ten votes for each share on all matters submitted to a shareholder vote. Holders of our common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of our common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of shareholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation.

Holders of our common stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over our common stock. Our common stock has no preemptive, subscription or conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

The authorized shares of preferred stock will be available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The NYSE American currently requires stockholder approval as a prerequisite to listing shares in several circumstances, including, in certain circumstances, where the issuance of shares could result in an increase in the number of shares of common stock outstanding, or in the amount of voting securities outstanding, of at least 20%.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Computershare, 8742 Lucent Blvd., Suite 225, Highlands Ranch, CO 80129.